UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2007

Guadalajara, Jalisco, Mexico, October 26, 2007 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today reported its unaudited results for the quarter ended September 30, 2007. Figures are unaudited and have been prepared in accordance with Financial Reporting Standards in Mexico (NIF). Except as otherwise indicated, all peso amounts are presented herein in pesos with constant purchasing power as of September 30, 2007.

Highlights of the Third Quarter of 2007 versus the Third Quarter of 2006:

•

Revenues increased 15.5% (by Ps. 118.0 million), due to a Ps. 95.0 million (15.4%) increase in revenues from aeronautical services and a Ps. 23.0 million (16.0%) increase in revenues from non-aeronautical services, which represented 80.5% and 19.5%, respectively, of the total increase in revenues.

•

Revenues from aeronautical services increased primarily due to higher revenues from passenger charges, which rose 24.5% from Ps. 494.7 million for the third quarter of 2006 to Ps. 615.8 million for the third quarter of 2007, while non-aeronautical revenues rose due to an increase for the majority of our commercial activities.

•	Passenger traffic increased 19.7% and workload units (WLUs)[1] increased 18.3%.

•	While cost of services increased 11.9%, as a percentage of revenues and WLUs it decreased 3.1% and 5.4%, respectively.

•	As a result of the increase in revenues, the cost of government concession fees increased 15.6%. Mainly for the same reason, the technical assistance fee increased 16.0%.

•	Operating income increased by Ps. 76.1 million, or 22.4%.

•	EBITDA[2] increased by Ps. 86.5 million, or 16.7%.

•	Net income increased Ps. 67.9 million, or 32.4%, mainly due to the aforementioned factors. The effective tax rate decreased by 640 basis points from 38.5% to 32.1% for the third quarter of 2007.

_________________________

1 Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

2 EBITDA consists of operating income plus depreciation and amortization

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona
Rodrigo Guzman, Chief Financial Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

1

Operating Results

During the third quarter of 2007, the Company reported an increase in the number of total terminal passengers of 19.7%, driven by a 30.3% increase in the number of domestic terminal passengers, and a 0.3% increase in the number of international terminal passengers.

Domestic Passenger Traffic during the third quarter of 2007 experienced an increase of approximately 1 million passengers, mainly at the airports of Guadalajara, Tijuana, Los Cabos, Hermosillo, Puerto Vallarta and Mexicali.

With regards to this increase of 1 million domestic passengers, it is important to note that terminal passenger traffic rose by 325,500 at the Guadalajara airport, 276,500 at the Tijuana airport, 86,700 at the Los Cabos airport, 73,700 at the Hermosillo airport, 65,600 at the Puerto Vallarta airport and 45,700 at the Mexicali airport (for a total increase of 873,800 passengers at these six airports), representing passenger increases of 31.1%, 26.7%, 57.0%, 29.2%, 37.4% and 35.1%, respectively.

In the cases of the Los Cabos and Puerto Vallarta airports, the increase in the number of passengers reflects the increase in popularity of our main tourist destinations among domestic passengers and the initiation of operations of low-cost carriers at those airports. At the other ten airports, this increase was mainly driven by the operation of new routes and frequencies by low-cost carriers that have generated an increase in the number of seats offered.

International passenger traffic posted a net increase by 5,100 passengers for the third quarter of 2007 compared to the same period in 2006, mainly due to a total increase of 36,900 passengers at the airports of Guadalajara, La Paz, Manzanillo, Tijuana and Los Mochis. This increase was offset in part by a decrease of 33,200 passengers at the airports of Morelia, Puerto Vallarta, Aguascalientes and Los Cabos.

The increase in international passengers at the airport of Guadalajara was 16,500 passengers, followed by La Paz with 9,600 passengers, Manzanillo with 5,400 passengers, Tijuana with 3,300 passengers and Los Mochis with 2,100 passengers (for a total increase of 36,900 passengers), representing increases of 2.6%, 289.5%, 61.4%, 71.6% and 254.0%, respectively.

In the case of Guadalajara, the growth was due to a rebound in passengers on the routes to Chicago, Portland, San Francisco and Fresno, as well as the route to Panama City operated by Copa. In the case of La Paz, the increase was driven by the growth in direct routes to and from the United States, while growth at Tijuana was driven by the route to Narita operated by Aeromexico. In the case of Los Mochis, the increase was a result of the route to Los Angeles operated by Delta Airlines.

On the other hand, the overall decline of 33,200 passengers at the other airports occurred mainly at Morelia, Aguascalientes, Puerto Vallarta and Los Cabos. In the case of the Aguascalientes airport, the decrease was a result of decreased traffic on the route with Dallas.

GAP 3Q07	Page 2 of 18

At the Morelia airport, the decrease in international passengers was likely due to a substitution effect between the Morelia and Tijuana airports, as several low-cost carriers have increased the number of flights to and from Tijuana. This has likely resulted in passengers choosing to travel to the United States via Tijuana due to lower fares.

The decrease in international passengers at the Los Cabos and Puerto Vallarta airports was primarily due to effects caused by Hurricane Wilma, as these destinations temporarily became more popular in the third quarter of 2006 due to the Hurricane damage sustained at the airports located on the coast of the Gulf of Mexico.

In addition, during the third quarter of 2007 the low-cost carriers (Alma, Interjet, Volaris, Click Avolar and VivaAerobus) transported a total of 1,716,800 domestic passengers (39.7% of domestic traffic) at GAP’s 12 airports. As of September 30, 2007, these six airlines offered a total of 907 weekly frequencies and 58 routes, an increase of nine additional routes compared to the second quarter of 2007.

GAP reported an increase in total passenger traffic to 2,352,400 passengers (a 15.4% increase) during the first nine months of 2007 when compared to the first nine months of 2006, highlighted by an increase in domestic passengers of 2,657,200 passengers (a 29.3% increase) and a decrease in international passengers to 304,800 passengers (a 4.9% decrease). Regarding the number of domestic passengers, the growth at the Tijuana and Guadalajara airports by 848,600 passengers (a 31.3% increase) and 843,600 passengers (a 29.3% increase), respectively, were primarily the result of an increase in the number of seats offered by the low-cost carriers.

With regards to international passenger traffic during the first nine-months of 2007, the greatest decreases were observed at the airports of Guadalajara (a decrease of 99,100), Los Cabos (a decrease of 90,900), Puerto Vallarta (a decrease of 61,700) and Morelia (a decrease of 60,700), which had declines of 5.5%, 5.4%, 3.4% and 26.6%, respectively.

GAP 3Q07	Page 3 of 18

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP 3Q07	Page 4 of 18

Total Terminal Passengers (in thousands):

Consolidated Results for the Third Quarter of 2007

Revenues increased Ps. 118.0 million, or 15.5%, from Ps. 760.3 million in the third quarter of 2006 to Ps. 878.3 million in the third quarter of 2007. This increase was mainly due to:

- Aeronautical services revenues, which increased by Ps. 95.0 million, or 15.4%, in the third quarter of 2007 compared to the third quarter of 2006. This increase was due primarily to increased revenues from passenger charges, which rose by Ps. 121.1 million (representing 127.4% of the increase in aeronautical services revenues) over the same period. This increase was offset in part by a cumulative decline in revenues from airplane landing, parking and boarding fees of Ps. 28.7 million, a reduction of 37.8% when compared to the third quarter of 2006. The reduction in these revenues is principally the result of an incentive policy that GAP offers to airlines that open new routes and/or increase frequencies to and from our airports.

- Non-aeronautical services revenues increased by 16.0%, or Ps. 23.0 million, when compared to the third quarter of 2006. The primary drivers for this growth were revenues derived from parking spaces, the leasing of commercial spaces, the leasing of space to time-share developers, as well as the leasing of spaces for food and beverage vendors, in total representing Ps. 20.3 million, or 88.4% of the increase in non-aeronautical services and 17.2% of the total revenue increase.

Total operating costs and expenses increased by Ps. 31.5 million, or 13.0%, primarily due to the following:

➢	Cost of services, which increased by Ps. 21.1 million, or 11.9%, in the third quarter of 2007 as compared to the third quarter of 2006, mainly due to the following:

GAP 3Q07	Page 5 of 18

•  Employee costs increased Ps. 4.1 million, or 5.9%, principally due to an increase in salaries and personnel wages of approximately 4.3%, as well as the purchase of new employee uniforms during the quarter.

•   Maintenance costs increased by Ps. 4.9 million, or 15.7%, largely due to various infrastructure maintenance projects, primarily attributable to work on runways, taxiways, treatment plants and computer equipment, as well as an increase in the cost of cleaning services and terminal maintenance due to the increase in capacity at the airports.

•   Costs for Security and Insurance increased Ps. 2.3 million, or 8.8%. Security increased Ps. 2.0 million mainly due to an expansion of the terminal infrastructure at our airports, as well as an increase in the cost of services. [Insurance expenses remained flat compared to previously-contracted policies, even though the coverage of the Company’s insurance contracts were expanded to include additional terminal infrastructure.

•   Other operating costs increased by Ps. 10.3 million, or 45.3%. This was mainly due to leasing costs paid to Common Use Terminal Equipment suppliers (CUTE), an initiative that was implemented at the beginning of 2007 to provide for counters to be shared by various airlines in our airports for Ps. 2.7 million. This system avoids medium and long-term infrastructure expansions at terminal buildings that would otherwise result from a lack of counter spaces and allows for an increase in the number of airlines operating at GAP’s airports. This cost also includes legal fees related to the asset tax lawsuit, other legal expenses, business consulting, among others, amounting to Ps. 6.6 million.

➢	As a result of increased revenues for the period, government concession fees increased by 15.6%.

➢	Due to the Company’s increased revenues and cost of services increasing at a lower percentage than the increase in revenues, the technical assistance fees increased 16.0%.

The Company’s operating margin increased 260 basis points, from 44.7% in the third quarter of 2006 to 47.3% in the third quarter of 2007. This increase was mainly the result of increased revenues and more stringent cost controls. EBITDA margin (EBITDA consists of operating income plus depreciation and amortization) increased 70 basis points, from 68.1% in the third quarter of 2006 to 68.8% in the third quarter of 2007.

Net income rose by Ps. 67.9 million, or 32.4%, in the third quarter of 2007 when compared to the third quarter of 2006. Income before taxes increased Ps. 67.4 million, or 19.8%, over the same period due to the previously mentioned factors, as well as a decrease in taxes of Ps. 0.4 million (reducing the effective tax rate from 38.5% to 32.1%). This tax reduction was mainly the result of a favorable ruling for Company in the fourth quarter of 2006 regarding the asset tax treatment of the airports in Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia, as well as certain changes in the asset tax law for 2007.

GAP 3Q07	Page 6 of 18

Summary of Consolidated Results for the Third Quarter of 2007 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9351 per U.S. dollar (the U.S. Federal Reserve noon buying rate at September 28, 2007).

- EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 512.7 million and Ps. 604.9 million for the third quarter of 2006 and 2007, respectively.

Other Important Data for the Third Quarter of 2007 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 3Q07	Page 7 of 18

Operating Costs / Expenses for the Third Quarter of 2007 (in thousands of pesos):

Consolidated Results for the First Nine Months of 2007

Revenues increased Ps. 324.6 million, or 14.5%, from Ps. 2,242.0 million for the first nine months of 2006 to Ps. 2,566.6 million for the first nine months of 2007. This increase between the two periods was mainly due to:

- Aeronautical services revenues, which increased by Ps. 241.8 million, or 13.2%, for the first nine months of 2007 when compared to the first nine months of 2006, due primarily to increased revenues from passenger charges, which rose by Ps. 292.2 million. This increase was partially offset by a decline in revenues from airplane landing and parking fees by Ps. 63.2 million, or 28.5%. This decline was mainly attributable to the incentives offered to airlines that open new routes and increase frequencies to and from our airports.

- Non-aeronautical services revenues for the first nine months of 2007 increased by Ps. 82.8 million, or 20.4%, when compared to the first nine months of 2006. This increase is mainly attributable to revenues derived from the leasing of space to time-share developers, which increased by Ps. 20.9 million (65.3%), revenues from parking spaces that increased by Ps. 19.4 million (24.3%), revenues from the leasing of commercial spaces that increased by Ps. 15.1 million (25.8%), and revenues from the leasing of space to food and beverage vendors, which increased by Ps. 8.3 million (20.5%). These increases led to an overall increase in commercial revenues of Ps. 63.7 million (30.2%), which represented 76.9% of the increase in non-aeronautical services (representing 19.6% of the total revenue increase). Overall revenue for non-aeronautical services per passenger during the first nine months of 2007 were Ps. 27.7, as compared to Ps. 26.5 for the first nine months of 2006, an increase of 4.4%.

GAP 3Q07	Page 8 of 18
8

Total operating costs and expenses in the first nine months of 2007 increased by Ps. 62.4 million, or 8.5%, when compared to the first nine months of 2006. This is primarily due to the following:

➢	Cost of services increased by Ps. 32.4 million, or 6.0%, mainly due to the following:

•   Employee costs for the first nine months of 2007 increased by 0.7%, mainly due to the purchase of personnel uniforms during the third quarter of 2007.

•   Maintenance costs for the first nine months of 2007 increased by Ps. 9.9 million, or 11.3%, principally due to maintenance work on runways, platforms and terminals, as well as higher costs for cleaning services due to the expansion of terminals and an increase in passenger traffic.

•   Security and insurance costs for the first nine months of 2007 increased by Ps. 5.0 million, or 6.7%, when compared to the first nine months of 2006. This increase is mainly as a result of an increase in costs of Ps. 3.9 million for additional security and surveillance measures, due to the contracting of additional services at higher costs, as well as an increase in insurance premiums of Ps. 1.1 million.

•   Other operating costs for the first nine months of 2007 increased by Ps. 12.6 million, or 16.3%, when compared to the first nine months of 2006. This increase was mainly the result of the leasing costs of Ps. 4.2 million paid to Common Use Terminal Equipment suppliers (CUTE), an initiative that was implemented at the beginning of 2007 to provide for counters to be shared by various airlines in our airports. This system avoids increased medium and long-term infrastructure expansions at terminal buildings that would otherwise result from a lack of counter spaces and allows for an increase in the number of airlines operating at GAP’s airports. The remaining Ps. 8.3 million of the increase stemmed primarily from stock exchange listing fees, the ongoing lawsuit pertaining to the asset tax law, legal fees, parking administration fees and business consultancy fees, among others.

➢	As a result of the increased revenues for the period, government concession fees increased by 14.6%.

➢	Due to the Company’s increased revenues and cost of services increasing at a lower percentage than the increase in revenues, the technical assistance fees increased 17.0%.

The Company’s operating margin increased by 330 basis points, from 44.1% for the first nine months of 2006 to 47.4% for the first nine months of 2007. This increase was mainly the result of the increase in revenues and more stringent cost controls. EBITDA margin increased 170 basis points, from 67.3% for the first nine months of 2006 to 69.0% for the same period in 2007.

GAP 3Q07	Page 9 of 18

Net income for the first nine months of 2007 rose by Ps. 243.1 million, or 40.5%, when compared to the first nine months of 2006. Net income before taxes increased by Ps. 223.4 million, or 21.9%, due to the aforementioned factors. In addition, there was a reduction in taxes of Ps. 19.7 million, lowering the effective tax rate from 41.2% for the first nine months of 2006 to 32.2% for the same period in 2007. This tax reduction was mainly the result of a favorable ruling for the Company received in the fourth quarter of 2006 regarding the asset tax treatment of the airports in Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia, as well as certain changes in the asset tax law for 2007.

Summary of Consolidated Results for the Nine Months Ended 2007 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 10.9315 per U.S. dollar (the U.S. Federal Reserve noon buying rate at September 28, 2007).

- EBITDA consists of operating income plus depreciation and amortization. EBITDA calculated according to U.S. GAAP differs from that under Mexican GAAP and would amount to Ps. 1,501.2 million and Ps. 1,775.0 million for the first nine months of 2006 and 2007, respectively.

GAP 3Q07	Page 10 of 18

Other Important Data for the Nine Months Ended 2007 (in thousands of pesos):

Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 3Q07	Page 11 of 18

Operating Costs / Expenses for the First Nine Months of 2007 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (SCT) regulates the majority of the Company’s activities through the imposition of maximum rates, which represent the maximum aeronautical revenues allowed per WLU at each airport.

Regulated revenues for the third quarter of 2007 were Ps. 711.9 million, resulting in an average rate per WLU of Ps. 109.1. Regulated revenues accounted for 81.0% of total revenues for the quarter.

The Mexican Ministry of Communications and Transportation reviews our compliance with the maximum rates on an annual basis. To date, they have notified the Company that it was in compliance for 2005. While the review for its compliance in 2006 has already been initiated, the final notification of compliance remains pending.

Balance Sheet

At the close of the third quarter of 2007, the Company maintained a balance of cash and cash equivalents of approximately Ps. 1,818.9 million, of which Ps. 577.1 million are derived from the bank loan for Ps. 600.0 million received on September 7, 2007 to be used for working capital purposes. On October 31, 2007 the Company expects to make a dividend payment to shareholders of Ps. 325.0 million, as decided at the Company’s Shareholder Meeting that took place on April 19, 2007.

GAP 3Q07	Page 12 of 18
11

Other current assets at the close of the third quarter of 2007 included the tax benefit of Ps. 111.3 million from the favorable ruling regarding the asset tax treatment at some of the Company’s airports that was obtained during the last quarter of 2006.

At the close of the third quarter of 2007, the Company’s main assets consist of the value of the concession valued at Ps. 17,463.0 million, the right to use airport facilities valued at Ps. 2,372.6 million and fixed assets valued at Ps. 2,657.3 million, representing 65.3%, 8.9% and 9.9%, of total assets, respectively.

CAPEX

During the third quarter of 2007, the Company invested Ps. 209.1 million, an increase of 77.9% over what it invested in the same period of 2006.

These investments allow GAP to maintain its airport facilities in operating condition and comply with its obligations under the master development programs.

Recent Events

•

In July and August of 2007, the Company received a refund in the amount of Ps. 84.5 million (including Ps. 6.2 million for inflation adjustment) for the airports of La Paz (Ps. 30.0 million), Los Mochis (Ps. 16.0 million), Manzanillo (Ps. 19.1 million) and Morelia (Ps. 19.4 million) from the favorable ruling concerning the asset tax treatment at some of the Company’s airports. Refunds are still pending at the airports of La Paz (Ps. 12.6 million), Los Mochis (Ps. 8.4 million), Manzanillo (Ps. 5.5 million), Morelia (Ps. 8.6 million), Aguascalientes (Ps. 37.7 million) and Hermosillo (Ps. 38.5 million), for a total refund of Ps. 111.3 million.

The legal proceeding with regards to the airports of Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Bajio and Mexicali is still ongoing in the Ninth Appellate Court of the Second Circuit.

•

On October 1, 2007, the Official Gazette published changes to the income tax law and the new Company tax law (Ley del Impuesto Empresarial a Tasa Única (IETU)), which will go into effect on January 1, 2008. To date, the Company has not yet determined the effect of these laws on the Company’s financial results.

2007 Outlook

Given the first nine months of 2007, the growth rate in domestic passenger traffic is expected to decline slightly by the end of 2007, while international passenger traffic is expected to slightly increase in the fourth quarter of 2007. If these expectations are correct, total terminal passenger traffic in 2007 are expected to be 13 to15% higher than in 2006.

* * *

GAP 3Q07	Page 13 of 18

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 3Q07	Page 14 of 18

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q06	3Q07	Change	9M06	9M07	Change
Guadalajara						
Aeronautical services	218,638	251,024	14.8%	598,769	679,594	13.5%
Non aeronautical services	50,744	61,031	20.3%	142,714	170,389	19.4%
Total Revenues	269,382	312,055	15.8%	741,483	849,982	14.6%
Operating Income	148,030	174,233	17.7%	378,374	459,871	21.5%
EBITDA	202,960	235,872	16.2%	540,121	633,716	17.3%
Tijuana						
Aeronautical services	94,140	116,040	23.3%	243,804	315,317	29.3%
Non aeronautical services	12,112	14,397	18.9%	34,045	39,698	16.6%
Total Revenues	106,251	130,437	22.8%	277,849	355,015	27.8%
Operating Income	36,897	50,861	37.8%	71,638	133,046	85.7%
EBITDA	70,155	84,551	20.5%	170,935	233,680	36.7%
Puerto Vallarta						
Aeronautical services	76,238	82,627	8.4%	300,265	309,253	3.0%
Non aeronautical services	21,524	25,762	19.7%	62,515	82,186	31.5%
Total Revenues	97,762	108,389	10.9%	362,780	391,439	7.9%
Operating Income	42,621	48,707	14.3%	198,360	213,686	7.7%
EBITDA	67,540	73,733	9.2%	267,939	288,776	7.8%
Los Cabos						
Aeronautical services	85,166	95,335	11.9%	288,392	298,457	3.5%
Non aeronautical services	33,383	36,164	8.3%	91,421	112,046	22.6%
Total Revenues	118,549	131,498	10.9%	379,813	410,503	8.1%
Operating Income	73,287	79,688	8.7%	247,231	266,476	7.8%
EBITDA	89,126	96,473	8.2%	294,003	316,321	7.6%
Hermosillo						
Aeronautical services	27,272	33,805	24.0%	84,826	96,773	14.1%
Non aeronautical services	5,721	5,759	0.7%	16,514	17,332	5.0%
Total Revenues	32,993	39,565	19.9%	101,341	114,106	12.6%
Operating Income	7,901	11,608	46.9%	27,033	33,885	25.3%
EBITDA	17,510	21,330	21.8%	54,721	63,649	16.3%
Bajio						
Aeronautical services	41,255	42,774	3.7%	107,307	119,963	11.8%
Non aeronautical services	6,729	8,360	24.3%	19,984	22,777	14.0%
Total Revenues	47,983	51,135	6.6%	127,292	142,740	12.1%
Operating Income	23,939	23,357	-2.4%	54,579	64,635	18.4%
EBITDA	32,993	33,187	0.6%	81,512	92,795	13.8%
Others (1)						
Aeronautical services	74,157	90,300	21.8%	213,318	259,091	21.5%
Non aeronautical services	13,249	14,954	12.9%	38,156	43,747	14.7%
Total Revenues	87,406	105,254	20.4%	251,473	302,838	20.4%
Operating Income	8,323	17,199	106.6%	12,907	43,370	236.0%
EBITDA	37,073	47,268	27.5%	96,325	135,127	40.3%
Total						
Aeronautical services	616,865	711,905	15.4%	1,836,681	2,078,448	13.2%
Non aeronautical services	143,463	166,427	16.0%	405,350	488,175	20.4%
Total Revenues	760,327	878,332	15.5%	2,242,031	2,566,623	14.5%
Operating Income	340,997	405,652	19.0%	990,121	1,214,969	22.7%
EBITDA	517,357	592,415	14.5%	1,505,556	1,764,064	17.2%

(1) Others includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 3Q07	Page 15 of 18

Exhibit B: Consolidated Balance Sheet as of September 30, (in thousands of pesos):

GAP 3Q07	Page 16 of 18

Exhibit C: Consolidated Statement of Changes in Financial Position (in thousands of pesos):

GAP 3Q07	Page 17 of 18

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 3Q07	Page 18 of 18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 29, 2007